# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Privacore VPC Asset Backed Credit Fund, CIK 0002066579
CUSIP: 392256726
Title of class of securities: Class I Shares (CUSIP No. has not been assigned; Issuer's EIN provided as an alternative identifier)
Address of issuer's principal executive offices: C/O PRIVACORE CAPITAL, 1411 BROADWAY, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000903939-26-000008
Filed by CIK 0000903939

## Reporting persons
- BANKERS LIFE & CASUALTY CO: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); sole voting power 6,752,942.45; shared voting power 0; sole dispositive power 6,752,942.45; shared dispositive power 0; aggregate amount beneficially owned 6,752,942.45 (34.8% of the class)

## Item 1. Issuer
Name of issuer: Privacore VPC Asset Backed Credit Fund
Address of issuer's principal executive offices: C/O PRIVACORE CAPITAL, 1411 BROADWAY, NEW YORK, NEW YORK, 10018.

## Item 2. Person Filing
Name of person filing: Bankers Life and Casualty Company
Address of principal business office or, if none, residence:
303 East Wacker Drive, Fifth Floor
Chicago, IL 60601
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 6,752,942.45
Percent of class: 34.8%
Sole power to vote or to direct the vote: 6,752,942.45
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 6,752,942.45
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANKERS LIFE & CASUALTY CO: /s/ Rachel J. Spehler, Senior Vice President, Deputy General Counsel and Secretary (10/08/2026)